

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2011

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]**

For the transition period ____________ to _____________

Commission file number: 333-121459

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

Cintas Partners' Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cintas Corporation
6800 Cintas Boulevard
P.O. Box 625737
Cincinnati, Ohio 45262-5737

CONTENTS

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CINTAS PARTNERS' PLAN

Date: June 27, 2012

By: Michael A. Womack
Michael Womack,
Vice President, Human Resources



Ernst & Young LLP
1900 Scripps Center
312 Walnut Street
Cincinnati, OH 45202

Tel: +1 513 612 1400
Fax: +1 513 612 1730
www.ey.com

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-131375) pertaining to the Cintas Corporation Partners' Plan of our report dated June 27, 2012, with respect to the financial statements and schedule of the Cintas Corporation Partners' Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2011.

Ernst & Young LLP

Cincinnati, Ohio
June 27, 2012



FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE

Cintas Corporation Partners' Plan

December 31, 2011 and 2010 and
Year Ended December 31, 2011
With Report of Independent Registered Public
Accounting Firm

Ernst & Young LLP


ERNST & YOUNG

Cintas Corporation Partners' Plan

Financial Statements and Supplemental Schedule

December 31, 2011 and 2010 and Year Ended December 31, 2011

Contents

Ernst & Young

Ernst & Young LLP
1900 Scripps Center
312 Walnut Street
Cincinnati, OH 45202

Tel: +1 513 612 1400
Fax: +1 513 612 1730
www.ey.com

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statements of net assets available for benefits of Cintas Corporation Partners' Plan as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan's management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

June 27, 2012

Cintas Corporation Partners' Plan

Statements of Net Assets Available for Benefits

	December 31	
	2011	**2010**
Assets		
Cash	**$ –**	$ 108,266
Investments, at fair value:		
Interest-bearing cash	**10,992,693**	10,396,307
Cintas Corporation common stock	**95,502,349**	73,527,614
Shares of common/collective trust	**–**	135,076,700
Shares of registered investment companies	**417,528,933**	408,221,859
Cintas Stable Value Fund assets (contract value $138,376,952)	**140,175,519**	–
Total investments, at fair value	**664,199,494**	627,222,480
Receivables:		
Notes receivable from participants	**25,263,444**	23,336,529
Participant contributions	**982,703**	865,349
Interest income and dividends	**3,919,806**	2,377,496
	30,165,953	26,579,374
Total assets	**694,365,447**	653,910,120
Liabilities		
Other payable	**2,493,880**	–
Net assets reflecting investments at fair value	**691,871,567**	653,910,120
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	**(1,798,567)**	–
Net assets available for benefits	**$ 690,073,000**	$ 653,910,120

See accompanying notes.

Cintas Corporation Partners' Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2011

Additions	
Investment income:	
Interest and dividends	$ 12,400,584
Net appreciation in fair value of investments	4,980,189
Total investment income	17,380,773
Interest income on notes receivable from participants	1,042,013
Contributions:	
Employer	21,176,489
Participants	51,106,301
Rollovers	1,561,730
Other	7,325
Total additions	92,274,631
Deductions	
Benefit payments	55,578,607
Administrative expenses	533,144
Total deductions	56,111,751
Net increase	36,162,880
Net assets available for benefits at the beginning of the year	653,910,120
Net assets available for benefits at end of year	$ 690,073,000

See accompanying notes.

1. Description of the Plan

The following description of the Cintas Corporation Partners' Plan (the Plan) provides only general information. Participants should refer to the *Summary Plan Description* for a more complete description of the Plan's provisions.

General

Cintas Corporation (the Company) established the Plan on June 1, 1991, upon the merger of the Profit Sharing Plan of the Company and the Cintas Corporation Employee Stock Ownership Plan (ESOP). Effective June 1993, the Plan was amended to enable United States employees of the Company (the Participants) to make voluntary pre-tax contributions.

The Plan is a defined-contribution plan designed to comply with the appropriate regulations of the Internal Revenue Code, as amended (the Code), and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Company currently administers the Plan, and Fifth Third Bank serves as the Plan trustee.

Eligibility and Participation

The participants are generally eligible to participate in the tax-deferred contribution portion of the Plan after three months of service. The participants are eligible to participate in all other portions of the Plan after reaching 1,000 hours of service and will receive an allocation of the Company's contributions made as of the end of the fiscal year (May 31) provided they work at least 1,000 hours during the preceding Plan year and are employed with the Company on the last day of the Company's fiscal year.

Contributions

A Participant is permitted to make voluntary pre-tax contributions to the Plan in any whole percent of the Participant's annual compensation from 1% to 75%. At its discretion, the Board of Directors of the Company may authorize a matching contribution of the Participants' pre-tax contributions.

1. Description of the Plan (continued)

A Participant may rollover proceeds of a lump sum distribution from another qualified plan, or transfer proceeds of a distribution from certain individual retirement accounts into the Participant's account. The Company's profit sharing and ESOP contributions are allocated to the profit sharing contributions account and the ESOP contributions account, respectively, and are made at the discretion of the Company's Board of Directors. All contributions are subject to certain limitations of the Code.

Participant Accounts

Each Participant's account is credited with the Participant's voluntary pre-tax contribution and an allocation of (i) the Company's profit sharing contribution, (ii) the Company's ESOP contribution, (iii) the Company's matching contribution, (iv) forfeitures from the profit sharing, 401(k) matching, and ESOP accounts, and (v) Plan earnings. Allocations for (i) and (ii) are based upon a point system, which takes into account compensation and years of service. The allocation for (iii) is equal to the eligible Participant's pre-tax contributions multiplied by the matching contribution percentage, if any, determined by the Board of Directors each year. The allocation for the profit sharing and ESOP portion of (iv) is based upon the ratio of each Participant's eligible compensation to the total eligible compensation, provided that the Participant is eligible to receive a profit sharing or an ESOP allocation. The allocation for the 401(k) matching portion of (iv) is based upon the ratio of a Participant's 401(k) contributions to the total 401(k) contributions, provided that the Participant is eligible to receive a matching contribution. The allocation for (v) is based upon the ratio of each Participant's account value to the total value within the respective fund as of the valuation date.

Forfeitures

Forfeitures totaled $1,157,118 and $261,001 for the years ended December 31, 2011 and 2010, respectively, within the Plan. These funds may be used at the discretion of the Company, first to restore forfeitures of Participants who are re-employed, and next, to make administrative corrections and offset the cost of administration of the Plan. Thereafter, any remaining forfeitures may be allocated as described above in (iv). There were no reallocations of forfeitures for the years ended December 31, 2011 and 2010.

1. Description of the Plan (continued)

Investment Elections

The ESOP's only investment option is the Company's common stock. The Company's Board of Directors determines the contribution made to the ESOP. The Plan allows Participants to direct their ESOP investment into one or more of the investment options described below once they have vested in their ESOP contribution. The Plan allows the Participants to direct their 401(k) pre-tax, after-tax, matching, rollover, and profit sharing contributions into one or more of the following investment options.

The *Cintas Stable Value Fund* is a fund that seeks to provide a stable rate of return while preserving principal. The Cintas Stable Value Fund invests in stable value funds that invest in common collective trusts, interest-bearing cash, guaranteed investment contracts (GICs) issued by insurance companies and other financial institutions, and other investment products (synthetic GICs) with similar characteristics.

The *PIMCO Total Return Fund* is a registered investment company and seeks to provide total return consistent with preservation of capital strategies. The fund normally invests at least 65% of its assets in equity securities with the remaining 35% in fixed income securities, including U.S. government securities, corporate bonds, and mortgage-related securities.

The *PIMCO Investment Grade Corp Bond Fund* is a registered investment company and seeks to maximize return and minimize risks consistent with preservation of capital strategies by investing in high-quality corporate bonds. The fund normally invests at least 80% of assets in a diversified portfolio of investment-grade corporate fixed income securities of varying maturities.

The *PIMCO Real Return Fund* is a registered investment company and seeks to provide a return in excess of inflation by investing in U.S. Treasury Inflation Protection Securities, which are government bonds that provide a return linked to the rate of U.S. inflation as measured by the Consumer Price Index.

The *BlackRock LifePath Family of Funds (BlackRock Lifepath Retirement Fund, BlackRock Lifepath 2020 Fund, BlackRock Lifepath 2030 Fund, BlackRock Lifepath 2040 Fund, and BlackRock Lifepath 2050 Fund*) are registered investment companies (mutual funds) and seek long-term capital appreciation by investing in a portfolio that gradually shifts from a greater concentration of higher-risk investments (primarily equity securities) to a greater concentration of lower-risk investments (generally fixed income securities and cash instruments) as retirement age approaches.

1. Description of the Plan (continued)

The *American Mutual Fund* is a registered investment company (mutual fund) and seeks to provide current income and growth of capital while preserving principal. The fund invests primarily in common stocks, securities convertible into common stocks, nonconvertible preferred stocks, U.S. government securities, investment-grade corporate (BBB and above) bonds and cash.

The *Fifth Third Quality Growth Fund* is a registered investment company (mutual fund) and seeks capital growth. The fund normally invests at least 65% of its assets in equity securities of high-quality growth companies. The equity securities are selected on the basis of historical and projected dividend and earnings growth, debt-to-capital ratios, and quality of management.

The *Fifth Third Equity Index Fund* is a registered investment company (mutual fund) that seeks long-term capital appreciation through replicating the holdings within the Standard & Poor's (S&P) 500 Index. Management of the fund attempts to mirror the transactions within the S&P 500 while buying and selling at the best available market prices.

The *Artisan Mid Cap Fund* is a registered investment company (mutual fund) and seeks long-term capital growth. The fund primarily invests in equity securities of mid-size companies. The fund also seeks companies that have or are developing franchise characteristics, and that it believes to be undervalued.

The *American Europacific Growth Fund* is a registered investment company (mutual fund) and seeks long-term capital appreciation by investing in equity securities outside of the United States, including Europe and Asia. This large blend fund invests in a variety of large international equity securities and money market securities.

The *T. Rowe Price Small Cap Stock Fund* is a registered investment company (mutual fund) and invests in small cap equity securities within the U.S. Companies considered small cap equity securities are those with a total market value below $2 billion. Typically, the portfolio consists of small cap companies that offer superior growth in earnings coupled with an attractive market price.

The *Vanguard Federal Money Market Fund* is a money market account and seeks to provide current income while maintaining liquidity and a stable share price of $1. The fund invests primarily in short-term fixed income securities issued by U.S. government agencies.

1. Description of the Plan (continued)

The *Cintas Corporation Common Stock Fund* invests in common stock of the Company. Fifth Third Bank makes purchases of the Company's common stock for this fund either on the open market or directly from the Company. Fifth Third Bank determines when to purchase the Company's common stock for the fund. Until purchases are made, contributions are held in cash. The Participants, through a proxy, direct Fifth Third Bank how to vote on this common stock.

Benefits and Vesting

The benefits to which the Participants are entitled cannot exceed the value of the Plan's net assets. Employee pre-tax contributions, rollover contributions, and Plan earnings thereon vest immediately. Participants' vesting in their ESOP contributions account and profit sharing contributions account changed effective with the plan year ending December 31, 2007. For contributions related to Plan years ending December 31, 2006 and prior, participants are 100% vested after five years of service with no partial vesting. For contributions related to Plan years ending December 31, 2007 and thereafter, participants are 100% vested after three years of service with no partial vesting. A Participant is vested in his or her Company matching contribution account with the following schedule:

Years of Vesting Service	Percentage Vested
Less than 2 years	0%
2 years but less than 3 years	20%
3 years but less than 4 years	40%
4 years but less than 5 years	60%
5 years or more	100%

Participant Loans

The participants may borrow, from their 401(k) funds, a minimum of $500 up to a maximum of the lesser of 50% of the fair market value of the Participant's pre-tax contributions account, rollover contributions account, and vested transfer contributions account or $50,000 less the Participant's highest outstanding loan balance during the 12 month period immediately preceding the date of the loan. Loans bear interest at a rate of 1% over the Wall Street Journal prime rate and loan terms are not to be less than six months nor greater than five years. The balance in the Participant's account secures the loans.

1. Description of the Plan (continued)

Principal and interest are paid ratably through periodic payroll deductions. Outstanding loans become immediately due and payable if a Participant terminates employment.

Payment of Benefits

On termination of service, a Participant may receive a lump sum amount of his/her 401(k) contributions, including the Participant's pre-tax, rollover, after-tax, and transfer contributions, as soon as administratively practicable after the Participant has been separated from the Company.

A Participant may receive a lump sum amount of the vested portions of his/her ESOP contribution account, profit sharing contribution account, and Company matching contribution account as soon as administratively practical after he/she has been separated from the Company if one of the following applies: (i) the Participant is age 55 or older; (ii) the Participant has 15 or more years of credited service; or (iii) the Participant's total vested Company contributions and earnings are $5,000 or less. If none of the above apply, the Participant is eligible to receive his/her ESOP contributions account, profit sharing contribution account, and Company matching contribution account after the Participant has been separated from the Company for a period of one year, or after the Participant reaches age 55, whichever is earlier.

The normal form of payment is a lump sum in cash; however, a Participant shall have the right to receive his or her vested account (i) in monthly, quarterly, semi-annual, or annual installment payments over a period less than 10 years or (ii) by a rollover distribution paid directly to an eligible retirement plan. In addition, a Participant may request to receive his/her ESOP contributions account in full shares of the Company's common stock.

Benefit payments requested prior to December 31, 2011 and 2010, but that were not paid out until after year-end totaled $203,770 and $200,185, respectively, and are attributable to the standard processing time of distributing benefit payments. As such, this is a reconciling item between the financial statements and the Form 5500.

Administrative Expenses

The Plan's administrative expenses are paid by either the Plan or the Company, as provided by the Plan's provisions. Administrative expenses paid by the Plan include recordkeeping and trustee fees. Expenses relating to purchases, sales or transfers of the Plan's investments are charged to the particular investment fund to which the expenses relate. All other administrative expenses of the Plan are paid by the Company.

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2010-06, *Improving Disclosures about Fair Value Measurements,* (ASU 2010-06). ASU 2010-06 amended Accounting Standards Codification (ASC) 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The requirement to present changes in Level 3 measurements on a gross basis is effective for reporting periods beginning after December 15, 2010. Since ASU 2010-06 only affects fair value measurement disclosures, adoption of ASU 2010-06 did not have an effect on the Plan's net assets available for benefits or its changes in net assets available for benefits.

In May 2011, the FASB issued ASU 2011-04, *Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs,* (ASU 2011-04). ASU 2011-04 amended ASC 820, *Fair Value Measurements and Disclosures,* to converge the fair value measurement guidance in US generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan's financial statements.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2011 or 2010. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion and disclosures related to fair value measurements. Net realized and unrealized appreciation related to investments is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments. Purchase and sales of securities are recorded on a trade-date basis. Interest and dividends are recorded as earned.

The Cintas Stable Value Fund invests in fully benefit-responsive investment contracts. This fund is recorded at fair value (see Note 4); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

The Plan invests in a fully benefit-responsive guaranteed investment contract (GIC) and synthetic investment contracts (synthetic GICs). These investment contracts are recorded at fair value (see Note 4); however, since these contracts are fully benefit-responsive an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.

2. Significant Accounting Policies (continued)

Fair Value Measurements

The Plan follows the provisions of FASB ASC 820, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and establishes a framework for measuring fair value. ASC 820 defines a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

ASC 820 emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing an asset or liability. As a basis for considering market participant assumption in fair value measurements, and as noted above, ASC 820 defines a three-level fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity and the reporting entity's own assumptions about market participants.

The fair value hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

- quoted prices for similar assets and liabilities in active markets
- quoted prices for identical or similar assets or liabilities in markets that are not active
- observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)
- inputs that are derived principally from or corroborated by observable market data by correlation or other means

2. Significant Accounting Policies (continued)

Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management's own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level of input that is significant to the fair value measurement in its entirety. The Plan's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

3. Investments

The fair value of individual investments that represent 5% or more of the Plan's net assets available for benefits as of December 31 were as follows:

	2011	2010
Investments at fair value:		
Cintas Corporation Common Stock	**$ 95,502,349**	$ 73,527,614
Shares of common/collective trusts:		
Fifth Third Stable Value Fund	**(b)**	135,076,700
Shares of registered investment companies:		
BlackRock Lifepath 2030 Fund	**45,035,365**	42,080,904
Artisan Mid Cap Fund	**42,655,260**	44,944,590
BlackRock Lifepath 2040 Fund	**41,929,012**	39,218,519
American Mutual Fund	**40,842,986**	39,270,133
PIMCO Total Return Fund	**38,883,401**	41,120,189
American Europacific Growth Fund	**(a)**	42,481,742
T. Rowe Price Small Cap Stock Fund	**(a)**	34,149,433

(a) Fair value of investment did not equal or exceed 5% of the Plan's net assets available for benefits in the respective Plan year.

(b) Investment was not an investment option of the Plan in 2011. The Plan does have a stable value fund option in 2011, but the fund option in 2011 is not the Fifth Third Stable Value Fund. The 2011 stable value fund option is a direct fund option that directly owns various stable value assets, GICs and SICs; none of the individually owned assets exceeded 5% of the Plan.

3. Investments (continued)

The Plan's investments (including investments bought, sold, and held during the year ended December 31, 2011), appreciated (depreciated) in value as follows:

Cintas Corporation common stock	$ 18,348,850
Cintas Stable Value Fund assets	1,360,377
Shares of registered investment companies	(14,729,038)
	$ 4,980,189

4. Fair Value Measurements

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31:

	2011			
	Level 1	**Level 2**	**Level 3**	**Total**
Investments:				
Interest-bearing cash	**$ –**	**$ 10,992,693**	**$ –**	**$ 10,992,693**
Cintas Corporation common stock	**95,502,349**	–	–	**95,502,349**
Shares of registered investment companies:				
Lifecycle funds	**156,784,387**	–	–	**156,784,387**
Fixed income funds	**54,611,297**	–	–	**54,611,297**
U.S. equity funds	**172,428,989**	–	–	**172,428,989**
International equity funds	**33,704,260**	–	–	**33,704,260**
Cintas Stable Value Fund assets:				
Interest-bearing cash	–	**8,580,229**	–	**8,580,229**
Stable value funds	–	**16,177,305**	–	**16,177,305**
Guaranteed investment contract	–	**1,420,376**	–	**1,420,376**
Synthetic investment contracts (underlying assets):				
Collective investment funds	–	**113,997,609**	–	**113,997,609**
Total investments	**513,031,282**	**151,168,212**	–	**664,199,494**
Total	**$ 513,031,282**	**$ 151,168,212**	**$ –**	**$ 664,199,494**

4. Fair Value Measurements (continued)

	2010			
	Level 1	**Level 2**	**Level 3**	**Total**
Cash	$ 108,266	$ –	$ –	$ 108,266
Investments:				
Interest-bearing cash	–	10,396,307	–	10,396,307
Cintas Corporation common stock	73,527,614	–	–	73,527,614
Shares of registered investment companies:				
Lifecycle funds	143,704,269	–	–	143,704,269
Fixed income funds	49,709,684	–	–	49,709,684
U.S. equity funds	172,326,164	–	–	172,326,164
International equity funds	42,481,742	–	–	42,481,742
Shares of common/ collective trust:				
Stable value fund	–	135,076,700	–	135,076,700
Total investments	481,749,473	145,473,007	–	627,222,480
Total	$ 481,857,739	$ 145,473,007	$ –	$ 627,330,746

The following is a description of the valuation methods used for assets measured at fair value.

- *Interest-bearing cash:* The fair value of this investment is based on the actual observable value of the underlying money market funds and is priced daily at the close of business. Inputs are based on broker/dealer quotations and the valuation technique is a market approach.

- *Cintas Corporation common stock*: The fair value of these securities is based on observable market quotations of the Company's stock and priced on a daily basis at the close of business.

- *Shares of registered investment companies:* The fair value of these securities is based on observable market quotations for the actual underlying funds and is priced on a daily basis at the close of business.

4. Fair Value Measurements (continued)

- *Stable value funds*: Investments in units of collective trust funds and short-term investment funds are valued at their respective net asset values (NAV) as reported by the funds daily. Therefore, the Plan classifies stable value funds as Level 2 securities in the fair value hierarchy. This category includes common/collective trust funds that are designed to deliver safety and stability by preserving principal and accumulating earnings. These funds are primarily invested in guaranteed investment contracts and synthetic investment contracts. Participant-directed redemptions have no restrictions. The fair value of this fund has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the fund. The fair value differs from the contract value. As previously discussed in Note 2, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

- *Guaranteed investment contracts*: Guaranteed investment contracts are valued based on their underlying securities, which consist of bonds whose value is derived from observable inputs including London Interbank Offered Rate (LIBOR) forward interest rate curves. The bonds are valued based on the pricing of similar bonds that are publicly traded. In determining fair value, the Plan considers such factors as the benefit-responsiveness of the investment contracts and the ability of the parties to the investment contracts to perform in accordance with the terms of the contracts. Therefore, the Plan classifies guaranteed investment contracts as Level 2 securities in the fair value hierarchy.

- *Synthetic investment contracts* (underlying assets): Synthetic investment contracts are valued based on their underlying securities, which consist of common collective funds valued at the NAV of the fund as reported by the fund daily. Therefore, the Plan classifies synthetic investment contracts as Level 2 securities in the fair value hierarchy. In determining fair value, the Plan considers such factors as the benefit-responsiveness of the investment contracts, the ability of the parties to the investment contracts to perform in accordance with the terms of the contracts and the likelihood of default by the issuer of an investment security.

5. Investment Contract with Insurance Company

The Plan invests in a fully benefit-responsive guaranteed investment contract (GIC). The issuer maintains the contributions in a general account. The account is credited with participant contributions plus earnings and charged for participant withdrawals and administrative expenses. The issuer is contractually obligated to repay the principal at a specified interest rate that is guaranteed to the Plan. As of December 31, 2011, the rate may not be less than 5 percent.

The Plan also invests in synthetic GICs that credit a stated interest rate for a specified period of time. Investment gains and losses are amortized over the expected duration through the calculation of the interest rate applicable to the Plan on a prospective basis. Synthetic GICs provide for a variable crediting rate that resets at least quarterly, and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero. The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. The crediting rate is most affected by the change in the annual effective yield to maturity of the underlying securities, but is also affected by the difference between the contract value and the market value of the covered investments. This difference is amortized over the duration of the covered investments. Depending on the change in duration from reset period to reset period, the magnitude of the impact to the crediting rate of the contract to market difference is heightened or lessened. The crediting rate can be adjusted periodically and is usually adjusted either monthly or quarterly, but in no event is the crediting rate less than zero percent.

Certain events limit the ability of the Plan to transact at contract value with the insurance company and the financial institution issuer. Such events include (1) amendments to the plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan's prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator does not believe that the occurrence of any such events that would limit the Plan's ability to transact at contract value with participants is probable.

5. Investment Contract with Insurance Company (continued)

The GIC does not permit the insurance company to terminate the agreement prior to the scheduled maturity date; however, the synthetic GICs generally impose conditions on both the Plan and the issuer. If an event of default occurs and is not cured, the non-defaulting party may terminate the contract. The following may cause the Plan to be in default:

- A breach of material obligation under the contract
- A material misrepresentation
- A material amendment to the plan agreement

The issuer may be in default if it breaches a material obligation under the investment contract, makes a material misrepresentation, has a decline in its long term credit rating below a threshold set forth in the contract, or is acquired or reorganized and the successor issuer does not satisfy the investment or credit guidelines applicable to issuers. If, in the event of default of an issuer, the Plan were unable to obtain a replacement investment contract, withdrawing participants may experience losses if the value of the Plan's assets no longer covered by the contract is below contract value. The Plan may seek to add additional issuers over time to diversify the Plan's exposure to such risk, but there is no assurance the Plan may be able to do so. The combination of the default of an issuer and an inability to obtain a replacement agreement could render the Plan unable to achieve its objective of maintaining a stable contract value. The terms of an investment contract generally provide for settlement of payments only upon termination of the contract or total liquidation of the covered investments. Generally, payments will be made pro-rata, based on the percentage of investments covered by each issuer. Contract termination occurs whenever the contract value or market value of the covered investments reaches zero or upon certain events of default. If the contract terminates due to issuer default (other than a default occurring because of a decline in its rating), the issuer will generally be required to pay to the Plan the excess, if any, of contract value over market value on the date of termination. If a synthetic GIC terminates due to a decline in the ratings of the issuer, the issuer may be required to pay to the Plan the cost of acquiring a replacement contract (that is, replacement cost) within the meaning of the contract. If the contract terminates when the market value equals zero, the issuer will pay the excess of contract value over market value to the Plan to the extent necessary for the Plan to satisfy outstanding contract value withdrawal requests. Contract termination also may occur by either party upon election and notice. As described in Note 2, because the GIC and

5. Investment Contract with Insurance Company (continued)

synthetic GICs are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the GIC and synthetic GICs. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Average yields for GIC and synthetic GICs	2011	2010
Based on actual earnings	1.13%	(a)
Based on interest rate credited to participants	1.38%	(a)

(a) These assets did not exist in 2010.

6. Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2011 and 2010 to the Form 5500:

	December 31	
	2011	**2010**
Net assets available for benefits per the financial statements	**$ 691,871,567**	$ 653,910,120
Less: Adjustment from fair value to contract value for fully benefit-responsive contracts	**(1,798,567)**	–
Net assets available for benefits per the Form 5500	**$ 690,073,000**	$ 653,910,120

7. Related-Party Transactions

Certain of the Plan's investments are shares of common/collective trust and shares of registered investment companies managed by Fifth Third Bank, the trustee of the Plan. The Plan also invests in the common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.

8. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated October 17, 2005, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended (and/or restated). Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended (and/or restated), is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

9. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Plan and ERISA. In the event of Plan termination, the Participants will become 100% vested in their Participant accounts.

10. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect Participants' account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule

Cintas Corporation Partners' Plan

EIN: 31-1188630 Plan: 006

Schedule H, Line 4i
Schedule of Assets (Held at End of Year)

December 31, 2011

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Interest Rate, Number of Shares or Par Value	Current Value
Cintas Corporation common stock		
Cintas Corporation Common Stock Fund*	Common stock	$ 95,502,349
Interest-bearing cash		
Vanguard Federal Money Market Fund	Interest-bearing cash	8,888,678
Fifth Third Banksafe Trust*	Interest-bearing cash	2,065,296
Fifth Third Prime Money Market Fund*	Interest-bearing cash	38,719
		10,992,693
Shares of registered investment companies		
Artisan Mid Cap Fund	Registered investment company	42,655,260
American Mutual Fund	Registered investment company	40,842,986
PIMCO Total Return Fund	Registered investment company	38,883,401
American Europacific Growth Fund	Registered investment company	33,704,260
T. Rowe Price Small Cap Stock Fund	Registered investment company	33,632,453
Fifth Third Equity Index Fund*	Registered investment company	32,945,008
Fifth Third Quality Growth Fund*	Registered investment company	22,353,282
BlackRock Lifepath Retirement Fund	Registered investment company	19,530,215
BlackRock Lifepath 2020 Fund	Registered investment company	33,986,538
BlackRock Lifepath 2030 Fund	Registered investment company	45,035,365
BlackRock Lifepath 2040 Fund	Registered investment company	41,929,012
BlackRock Lifepath 2050 Fund	Registered investment company	16,303,257
PIMCO Real Return Fund	Registered investment company	8,483,804
PIMCO Investment Grade Corp Bond Fund	Registered investment company	7,244,092
		417,528,933
Cintas Stable Value Fund assets		
Fifth Third BankSafe Deposit Account*	Interest-bearing cash	1,000,005
Fifth Third BankSafe Premium Deposit Account*	Interest-bearing cash	7,580,224
Fifth Third Stable Value Fund*	Stable value fund (common collective trust)	6,367,198
SEI Stable Asset Fund	Stable value fund (common collective trust)	9,810,107
Principal Life Insurance Co., 5.01%	Guaranteed investment contract	1,420,376
Monumental Life Insurance Co. Synthetic Wrap #MDA01096TR, variable rate Underlying securities		
Dwight 2011 Term Fund	Collective investment fund	2,318,616
Dwight 2012 Term Fund	Collective investment fund	5,728,041
Dwight 2013 Term Fund	Collective investment fund	7,808,257
Dwight 2014 Term Fund	Collective investment fund	13,872,649
Dwight 2015 Term Fund	Collective investment fund	14,711,115
Prudential Synthetic Wrap GA-62421, variable rate Underlying securities		
Dwight 2011 Term Fund	Collective investment fund	1,144,571
Dwight 2012 Term Fund	Collective investment fund	3,708,419
Dwight 2013 Term Fund	Collective investment fund	6,754,430
Dwight 2014 Term Fund	Collective investment fund	7,819,721

Cintas Corporation Partners' Plan

EIN: 31-1188630 Plan: 006

Schedule H, Line 4i
Schedule of Assets (Held at End of Year) (continued)

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Interest Rate, Number of Shares or Par Value	Current Value
Cintas Stable Value Fund assets (continued)		
Dwight 2015 Term Fund	Collective investment fund	$ 9,082,567
Prudential Core Conservative Int. Bond Fund	Collective investment fund	26,057,039
State Street Bank and Trust Syntethic Wrap #111011, variable rate		
Underlying securities		
Dwight 2013 Term Fund	Collective investment fund	14,992,184
		140,175,519
Participant loans*	Interest rates ranging from 4.25 - 9.25%	25,263,444
		$ 689,462,938

* Indicates party-in-interest to the Plan.
Cost information is not required for participant-directed investments.

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